RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement Dated March 7, 2011 Pricing Supplement Dated March __, 2011 to the Prospectus Dated January 28, 2011, and the Prospectus Supplement Dated January 28, 2011	$ __________ Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Absolute Return Barrier Notes (the “notes”) linked to the performance of the Reference Asset described below.  The CUSIP number for the notes is 78008KW90.

The notes will not bear interest.

The return on the notes will be linked to the performance of a futures contract on WTI Light Sweet Crude Oil from the Pricing Date of the notes through the Valuation Date.

•	If the value of the Reference Asset increases by [15% - 19%] (the “Return Cap,” which will be determined on the Pricing Date) or more, you will receive a positive return equal to the Return Cap.

•
If the value of the Reference Asset decreases to a value that is [81% - 85%] of its Initial Level (the “Lower Barrier Level,” which will be determined on the Pricing Date), is unchanged, or increases by a percentage that is less than the Return Cap, you will receive a positive return equal to the absolute value of the percentage change in the value of the Reference Asset.

•
If the value of the Reference Asset decreases to a value that is less than the Lower Barrier Level, you will lose a portion of the principal amount of the notes that is equal to the percentage decrease in the value of the Reference Asset.

We describe the payments to be made on the notes in greater detail below.

Any payments on the notes are subject to our credit risk.

Issue Date: March 31, 2011

Maturity Date: September 28, 2012

The notes will not be listed on any U.S. securities exchange.

Investing in the notes involves a number of risks, including the risk of loss of a substantial portion of your investment.  See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors” on page P-8 of this terms supplement.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100%	$
Underwriting discounts and commissions	1.75%	$
Proceeds to Royal Bank of Canada	98.25%	$

The price at which you purchase the notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $17.50 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $17.50 per $1,000 in principal amount of the notes.  If the notes priced on the date of this terms supplement, the price of the notes would also include a profit of approximately $10 per $1,000 in principal amount of the notes earned by Royal Bank of Canada in hedging its exposure under the notes.  In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $37.50 per $1,000 in principal amount of the notes.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

KEY TERMS OF THE NOTES

The information in this section is qualified by the more detailed information set forth in this terms supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	The front-month light sweet crude oil (WTI) futures contract traded on the New York Mercantile Exchange (“NYMEX”). See “The Reference Asset” beginning on page P-19.

Bloomberg Ticker:	CL1 <Comdty>

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000.

Pricing Date:	March 28, 2011

Issue Date:	March 31, 2011

CUSIP:	78008KW90

Interest Payments:	None

Valuation Date:	September 25, 2012, subject to postponement for up to ten trading days for market disruption events. See “Additional Terms of the Notes—Market Disruption Events” on page P-15.

Maturity Date:	September 28, 2012, subject to postponement for market disruptions as described under “—Maturity Date” on page P-14.

Payment at Maturity (if held to maturity):	If the Final Level is greater than or equal to the Upper Barrier Level, then the investor will receive an amount per $1,000 principal amount per note equal to:

Principal Amount + (Principal Amount x Return Cap)

If the Final Level is greater than or equal to the Lower Barrier Level and less than the Upper Barrier Level, then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Absolute Value of Percentage Change)

If the Final Level is less than the Lower Barrier Level, then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Final Level - Initial Level Initial Level

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

Initial Level:	The official settlement price of the Reference Asset on NYMEX on the Pricing Date.

Final Level:	The official settlement price of the Reference Asset on NYMEX on the Valuation Date.

Return Cap:	[15% - 19%] (to be determined on the Pricing Date)

Lower Barrier Level:	[81% - 85%] of the Initial Level (to be determined on the Pricing Date)

Upper Barrier Level:	The Initial Level multiplied by the sum of (a) 100% and (b) the Return Cap (to be determined on the Pricing Date)

Maximum Redemption Amount:	The sum of (a) the Principal Amount and (b) the product of the Return Cap multiplied by the Principal Amount (to be determined on the Pricing Date)

Absolute Value of Percentage Change:
If the Percentage Change is a positive number, the Absolute Value of Percentage will equal that number.
If the Percentage Change is a negative number, the Absolute Value of Percentage will equal the product of (a) the Percentage Change and (b) -1.

Term:	Approximately 18 months

Principal at Risk:	The notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Level is less than the Lower Barrier Level.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in this terms supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date.  The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing:	The notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement, together with the terms in the section "Additional Terms of the Notes."

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

HYPOTHETICAL PAYOUT PROFILE

This graph above is provided for illustration purposes only.  The graph is based on a hypothetical Lower Barrier Level equal to 83% of the Initial Level (the midpoint of the Lower Barrier Level Range) and a hypothetical Return Cap of 17% (the midpoint of the Return Cap range).

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

HYPOTHETICAL RETURNS ON THE NOTES

The examples set out below are included for illustration purposes only, and should not be viewed as an indication or prediction of future investment results.  Rather, they are intended merely to illustrate the impact of various hypothetical values of the Reference Asset on the Valuation Date, assuming all other variables remain constant.  The hypothetical Payments at Maturity are entirely hypothetical.  They are based on values of the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous.

The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the value of the Reference Asset on the Valuation Date.  All examples assume that a holder purchased notes with an aggregate principal amount of $1,000, a Return Cap of 17% (the midpoint of the Return Cap range of 15% to 19%), an Upper Barrier Level equal to the Initial Level multiplied by the sum of 100% plus the hypothetical Return Cap of 17%, a Lower Barrier Level of 83% of the Initial Level (the midpoint of the Lower Barrier Level range of 81% to 85% of the Initial Level) and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is greater than or equal to the Return Cap.

	Percentage Change:	20%, however the Return Cap is 17%

	Payment at Maturity:	$1,000 + ($1,000 × 17%) = $1,170

On a $1,000 investment, a 20% Percentage Change results in a Payment at Maturity of $1,170, a 17% return on the notes.

Example 2—	Calculation of the Payment at Maturity where the Final Level is greater than or equal to the Lower Barrier Level and less than the Upper Barrier Level.

	Percentage Change:	5% (the Absolute Value of Percentage Change is also 5%)

	Payment at Maturity:	$1,000 + ($1,000 × 5%) = $1,050

On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the notes.

Example 3—	Calculation of the Payment at Maturity where the Final Level is greater than or equal to the Lower Barrier Level and less than the Upper Barrier Level.

	Percentage Change:	-15%, resulting in an Absolute Value of Percentage Change of 15%

	Payment at Maturity:	$1,000 + ($1,000 × 15%) = $1,150

On a $1,000 investment, a -15% Percentage Change results in a Payment at Maturity of $1,150, a 15% return on the notes.

Example 4—	Calculation of the Payment at Maturity where the Final Level is less than the Lower Barrier Level.

	Percentage Change:	-25%

	Payment at Maturity:	$1,000 + ($1,000 × -25%) = $750

	On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $750, a -25% return on the notes.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

We cannot predict the values of the Reference Asset or, therefore, the Payment at Maturity.  Moreover, the assumptions we made in connection with the hypothetical information above may not reflect actual events.  Consequently, that information may give little or no indication of the amount that will be paid in respect of your notes at maturity, nor should it be viewed as an indication of the financial return on your notes or of how that return might compare to the financial return on an investment directly in the Reference Asset.

The hypothetical Payments at Maturity may bear little or no relationship to the actual market value of your notes at any time during the term of the notes, including any time you might wish to sell your notes.  In addition, you should not view the hypothetical amounts as an indication of the possible financial return on an investment in your notes, since the financial return will be affected by various factors, including taxes, that the hypothetical information does not take into account.  Moreover, whatever the financial return on your notes might be, it may bear little relation to — and may be much less than — the financial return that you might achieve were you to invest directly in the Reference Asset.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these notes are a part.  Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the prospectus supplement.  In the event of any conflict, this terms supplement will control.  The notes vary from the terms described in the prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors” in this terms supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.  You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

ADDITIONAL RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the prospectus and the prospectus supplement.  Your notes are not secured debt and are riskier than ordinary unsecured debt securities.  Also, investing in your notes is not equivalent to investing directly in the Reference Asset.  You should carefully consider whether the notes are suited to your particular circumstances.  This terms supplement should be read together with the prospectus and the prospectus supplement.  The information in the prospectus and the prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this terms supplement.  This section describes the most significant risks relating to the terms of the notes.  We urge you to read the following information about these risks, together with the other information in this terms supplement, the prospectus and the prospectus supplement, before investing in the notes.

General Risks Relating to the Notes

Your Investment in the Notes Will Result in a Loss if the Final Level is less than the Lower Barrier Level.

The notes do not guarantee any return of principal.  The amount payable on the notes at maturity will depend on the Percentage Change in the value of the Reference Asset from the Initial Level to the Final Level.  Because the value of the Reference Asset will be subject to market fluctuations, the return on the notes at maturity may be less, and possibly significantly less, than the principal amount.  If the Final Level is less than the Lower Barrier Level, the return on your notes will be less than the principal amount.  This will be the case even if the value of the Reference Asset is greater than the Lower Barrier Level at certain periods during the term of the notes.  You may lose all or a substantial portion of the amount that you invested to purchase the notes.

The Lower Barrier Level Provides Only Limited Principal Protection.

You will receive an amount in excess of the principal amount of your notes at maturity only if the Final Level of the Reference Asset is greater than or equal to the Lower Barrier Level.  If the Final Level is less than the Lower Barrier Level, you will lose some or all of your principal amount.

The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on your notes, which could be negative, may be less than the return you could earn on other investments.  If the Percentage Change is only slightly negative or positive (so that the resulting Absolute Value of Percentage Change is only slightly positive), your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank with the same maturity date or if you invested directly in the Reference Asset.  Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Potential Payment at Maturity Is Limited to the Maximum Redemption Amount.

The notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the Payment at Maturity will not exceed the Maximum Redemption Amount.  Similarly, if the Percentage Change is negative, you will only receive a positive return on the notes if the Final Level is greater than or equal to the Lower Barrier Level, in which case your maximum return will not exceed [15% - 19%].  Accordingly, your return on the notes may be less than your return would be if you made an investment in a security directly linked to the positive or negative performance of the Reference Asset.

Owning the Notes Is Not the Same as Owning the Reference Asset or a Security Directly Linked to the Performance of the Reference Asset.

The return on your notes will not reflect the return you would realize if you actually owned the Reference Asset or a security directly linked to the performance of the Reference Asset and held that investment for a similar period.  Your notes may trade quite differently from the Reference Asset.  Changes in the value of the Reference Asset may not result in comparable changes in the market value of the notes.  If the value of the Reference Asset increases or decreases from the Initial Level during the term of the notes, the market value of the notes prior to maturity may not increase or decrease to the same extent.  It is also possible for the market value of the notes prior to maturity to decrease while the value of the Reference Asset increases.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the notes.  The notes will not be listed on any securities exchange.  RBC Capital Markets, LLC and other affiliates of Royal Bank may make a market for the notes; however, they are not required to do so.  RBC Capital Markets, LLC or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, which are beyond our control, may influence the market value of the notes:

•	the value of the Reference Asset, including whether the value of the Reference Asset trades or closes at a value below the Lower Barrier Level;

•	your potential return on the notes will be limited to the Maximum Redemption Amount;

•	the volatility (i.e., the frequency and magnitude of changes) of the value of the Reference Asset;

•	economic, financial, political, military, regulatory, legal and other events that affect the crude oil market generally, and which may affect the value of the Reference Asset;

•	interest and yield rates in the market; and

•	the time remaining to maturity of the notes.

These factors may influence the market value of your notes if you sell your notes before maturity.  Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market will also affect the market value of your notes.  If you sell the notes prior to maturity, you may receive less than the principal amount of the notes.

Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

The notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the Maturity Date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the value of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the notes.

The Amount to Be Paid at Maturity Will Not Be Affected by All Developments Relating to the Reference Asset.

Changes in the value of the Reference Asset during the term of the notes before the Valuation Date will not be reflected in the calculation of the Payment at Maturity.  The calculation agent will calculate this amount by comparing only the Final Level to the Initial Level.  No other values of the Reference Asset will be taken into account.  As a result, you may receive less than the principal amount of your notes, even if the value of the Reference Asset has increased at certain times during the term of the notes before decreasing to a value below the Lower Barrier Level as of the Valuation Date.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

We Will Not Hold Any Crude Oil or Futures Contracts for Your Benefit.

The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the futures contracts represented by the Reference Asset that we or they may acquire.  Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including the Reference Asset.  Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future.  These views or reports may be communicated to our clients and clients of our affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of our affiliates.  For these reasons, you are encouraged to derive information concerning the Reference Asset or its components from multiple sources, and you should not rely solely on views expressed by our affiliates.

Trading and Other Transactions by Royal Bank or its Affiliates in the Reference Asset, Options, Exchange-Traded Funds or Other Derivative Products May Adversely Affect the Market Value of the Notes.

As described below under “Use of Proceeds and Hedging,” we or one or more affiliates may hedge our obligations under the notes by purchasing or selling the Reference Asset, options on the Reference Asset, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of the Reference Asset.  We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time.  Although they are not expected to, any of these hedging activities may adversely affect the value of the Reference Asset, and, therefore, the market value of the notes.  It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes decreases.

We or one or more of our affiliates may also engage in trading in the Reference Asset and other investments relating to those assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers.  Any of these activities could adversely affect the value of the Reference Asset and, therefore, the market value of the notes.  We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset.  By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Our Cost of Hedging Our Market Risk under the Notes Is Likely to Adversely Affect the Market Value of the Notes.

The price at which you purchase the notes includes a selling concession (including a broker’s commission), as well as the costs that we (or one of our affiliates) expect to incur in the hedging of our market risk under the notes.  The hedging costs include the expected cost of undertaking this hedge, as well as the profit that we (or our affiliates) expect to realize in consideration for assuming the risks inherent in providing the hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity will likely be less than your original purchase price.  We expect that this effect will be greater if it occurs earlier in the term of the notes than if it occurs later in the term of the notes.

The Business Activities of Royal Bank or Its Affiliates May Create Conflicts of Interest.

As noted above, we and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the value of the Reference Asset, could be adverse to the interests of the holders of the notes.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities by us or one or more of our affiliates may affect the value of the Reference Asset and, therefore, the market value of the notes.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

The Calculation Agent Can Postpone the Determination of the Final Level if a Market Disruption Event Occurs.

The determination of the Final Level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the Valuation Date.  If such a postponement occurs, the calculation agent will use the official settlement price of the Reference Asset on the first subsequent business day on which no market disruption event occurs or is continuing.  In no event, however, will the Valuation Date be postponed by more than ten trading days.  As a result, if a market disruption event occurs or is continuing on the Valuation Date, the Maturity Date for the notes could also be postponed, although not by more than ten trading days.

If the determination of the value of the Reference Asset for the Valuation Date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the value of the Reference Asset will be determined by the calculation agent.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the value that would have prevailed in the absence of the market disruption event.  See “Additional Terms of the Notes—Market Disruption Events.”

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will, among other things, determine the amount of your Payment at Maturity on the notes.  Our wholly-owned subsidiary, RBC Capital Markets, LLC, will serve as the calculation agent.  We may change the calculation agent after the original issue date without notice to you.  The calculation agent will exercise its judgment when performing its functions.  For example, the calculation agent may have to determine whether a market disruption event affecting the Reference Asset has occurred.  This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions.  Since this determination by the calculation agent will affect the Payment at Maturity on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind.

The Historical Performance of the Reference Asset Should Not Be Taken as an Indication of Its Future Performance.

The value of the Reference Asset will determine the amount to be paid on the notes at maturity.  The historical performance of the Reference Asset does not necessarily give an indication of its future performance.  As a result, it is impossible to predict whether the value of the Reference Asset will rise or fall during the term of the notes.  The value of the Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this terms supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this terms supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars.  If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

This terms supplement contains a general description of certain U.S. tax considerations relating to the notes.  If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

This terms supplement also contains a general description of certain Canadian tax considerations relating to the notes.  If you are not a Non-resident Holder (as that term is defined in “Tax Consequences – Canadian Taxation” in the accompanying prospectus) or if you acquire the notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  For additional information, please see the discussion under “Employee Retirement Income Security Act” below.

Risks Relating to the Reference Asset

You Will Not Own the Reference Asset or Crude Oil.

Investing in the notes is not the same as owning the Reference Asset or crude oil.  You will not have a right to receive delivery of the Reference Asset or crude oil.  We will not invest in the Reference Asset or crude oil on behalf or for the benefit of holders of the notes.

The Price Movements in the Reference Asset May Not Correlate With Changes in Crude Oil Spot Prices.

A commodity futures contract is an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period.  The price of a futures contract reflects the expected value of the underlying physical commodity upon delivery in the future.  In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.  In the commodities markets, price movements in futures contracts may not correlate with changes in the underlying physical commodities’ spot prices.  As a result, an increase in the spot price of crude oil may not result in an increase in the price of the Reference Asset.  The price of the Reference Asset may decrease while the spot price of crude oil remains stable or increases, or does not decrease to the same extent.

The Market Value of the Notes May Be Affected by Price Movements in Distant-Delivery Futures Contracts on Crude Oil.

The price movements in the Reference Asset may not be reflected in the market value of the notes.  If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts on crude oil or similar underlying commodities that have more distant delivery dates than the spot prices or the Reference Asset.  The prices for these distant-delivery futures contracts may not increase to the same extent as the price of the Reference Asset, or may decrease to a greater extent, which may adversely affect the value of the notes.

Crude Oil Prices Are Highly Volatile Due to Unpredictable Factors that Affect Supply and Demand.

Several factors, many of which are beyond our control, may influence the market value of the notes.  Technological advances or the discovery of new oil reserves could lead to an increase in worldwide production of that commodity and a corresponding decrease in the price of the Reference Asset.  Further development and commercial exploitation of alternative energy sources, including solar, wind, or geothermal energy, could reduce the demand for crude oil products and result in lower prices for that commodity.  In addition, the price of oil is affected by direct government intervention such as embargos and supply disruptions and political events in major producing or consuming regions.  The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the price of crude oil.  Market expectations about these events also may cause that price to fluctuate unpredictably.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers.  These producers have, in certain recent periods, implemented curtailments of output and trade.  These efforts at supply curtailment, or the cessation of supply, could affect the value of crude oil.

These and other factors may affect supply and demand of the Reference Asset or crude oil, and thus adversely affect the performance of the Reference Asset or crude oil and the market value of the notes.  The market value of the notes will also be affected by, among other things, the trading prices of the Reference Asset and crude oil and the volatility of the price of the Reference Asset and crude oil (including the frequency and magnitude of price increases and decreases in the Reference Asset and crude oil).

Suspension or Disruptions of Market Trading in Crude Oil and Related Futures Markets May Adversely Affect the Value of the Notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.

NYMEX has regulations which limit the amount of fluctuations in the price of the Reference Asset that may occur during a single trading day.  These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of the Reference Asset on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in the contract, no trades may be made at a different price.  Limit prices may have the effect of precluding trading in the Reference Asset or forcing the liquidation of the Reference Asset at disadvantageous times or prices.  These circumstances could affect the price of the Reference Asset or crude oil and could therefore adversely affect the market value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission (the “CFTC”).

Unlike a direct investment in a futures contract on WTI light sweet crude oil, your investment in the notes does not afford you the benefits of the regulatory protections of the CFTC.  Although RBC Capital Markets, LLC is registered with the CFTC as a futures merchant, you will not benefit from the CFTC’s or any other non-U.S. regulators’ regulatory protections that are afforded to persons who trade in futures contracts through a registered futures merchant or operator.

Unlike an investment in notes linked to the performance of one or more commodities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”).  Because the notes will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

ADDITIONAL TERMS OF THE NOTES

Please note that in this section entitled “Additional Terms of the Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary.  Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the prospectus supplement and “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described in the section “Key Terms of the Notes” above, the following general terms will apply to the notes:

Specified Currency

Payments, if any, on the notes will be made in U.S. dollars (“$”).

Form and Denomination

The notes will be issued only in global form through DTC.  The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

No Listing

The notes will not be listed or displayed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes.  The following will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, issue date, issue price discounts or commissions and net proceeds to Royal Bank in the final pricing supplement relating to the notes relates only to the initial issuance and sale of the notes.  If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Valuation Date

The Valuation Date will be the September 25, 2012.  If the calculation agent determines that a market disruption event occurs or is continuing on the Valuation Date applicable to the notes, the Final Level will be determined according to the calculation in “—Market Disruption Events” below.

Maturity Date

The notes will mature on September 28, 2012, unless that date is not a business day, in which case the Maturity Date will be the next following business day.  The Maturity Date will be postponed by the same number of trading days as the Valuation Date if a market disruption event occurs or is continuing as described above.  No interest will accrue past the Maturity Date.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

Unavailability of the Value of the Reference Asset on the Valuation Date

If NYMEX discontinues trading in the Reference Asset, the calculation agent may replace the Reference Asset with another futures contract linked to crude oil, whose settlement price is quoted on NYMEX or any other exchange, that the calculation agent determines to be comparable to the discontinued commodity (a “successor commodity”).

If NYMEX discontinues trading in the Reference Asset prior to, and the discontinuance is continuing on, the Valuation Date and the calculation agent determines that no successor commodity is available at that time, then the calculation agent will determine the value of Reference Asset.

Notwithstanding these alternative arrangements, discontinuance of trading on NYMEX of the Reference Asset or a successor commodity may adversely affect the market value of the notes.

If at any time (i) the method of calculating the official U.S. dollar cash buyer settlement price of the Reference Asset or a successor commodity is changed in a material respect by the applicable exchange or any other relevant exchange, (ii) there is a material change in the composition or constitution of the Reference Asset or a successor commodity or (iii) if the reporting thereof is in any other way modified so that its price does not, in the opinion of the calculation agent, fairly represent the price of the underlying commodity, the calculation agent will, at the close of business in New York City on the Valuation Date, make those calculations and adjustments as, in the judgment of the calculation agent, may be necessary in order to arrive at a price for Reference Asset or a successor commodity comparable to the Reference Asset or that successor commodity, as the case may be, as if those changes or modifications had not been made, and calculate the Payment at Maturity.  In that event, the calculation agent will provide written notice to the trustee of these calculations and adjustments, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.

Market Disruption Events

If a market disruption event occurs or is continuing on the Valuation Date, the Final Level will equal the official settlement price of the Reference Asset on the first trading day following the Valuation Date on which the calculation agent determines that a market disruption event is not continuing.  If a market disruption event occurs or is continuing on each trading day to and including the tenth trading day following the Valuation Date, the Final Level will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that tenth trading day, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Level that would have prevailed in the absence of the market disruption event.

A market disruption event means any event, circumstance or cause which Royal Bank determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank to perform its obligations under the notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect:

•
the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on NYMEX (without taking into account any extended or after-hours trading session), in the Reference Asset;

•
the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding values permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Reference Asset, which are traded on any major U.S. exchange;

•	the failure on any day of NYMEX to publish the official settlement price for that day for the Reference Asset; or

•
any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this terms supplement.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof, or

(b)
if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Tax Consequences.”

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “Key Terms of the Notes—Payment at Maturity,” calculated as if the date of acceleration were the Valuation Date.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City.  The payment at maturity will only be made when the notes are surrendered to the trustee at that office.  We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

Role of Calculation Agent

The calculation agent will make all determinations regarding the value of the Reference Asset, modified business days, market disruption events, successor commodities, the default amount, and the amount payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

Our subsidiary, RBC Capital Markets, LLC, will serve as the calculation agent for the notes.  We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to Royal Bank.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day of the kind described in the accompanying prospectus supplement.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which NYMEX or any successor exchange is open for trading.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we or our affiliates expect to enter into hedging transactions involving purchases of the Reference Asset, other assets linked to the value of crude oil and/or listed and/or over-the-counter derivative instruments linked to the Reference Asset prior to or on the Pricing Date.  From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or our affiliates may:

•	acquire or dispose of the Reference Asset;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the value of the Reference Asset; or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We or our affiliates may close out our or their hedge on or before the Valuation Date.  That step may involve sales or purchases of the Reference Asset or over-the-counter derivative instruments linked to those assets.

The hedging activity discussed above may adversely affect the market value of the notes from time to time.  See “Additional Risk Factors—Trading and Other Transactions by Royal Bank or its Affiliates in the Reference Asset, Options, Exchange-Traded Funds or Other Derivative Products May Adversely Affect the Market Value of the Notes” and “—The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest” in this terms supplement for a discussion of these adverse effects.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

THE REFERENCE ASSET

The Reference Asset is the front-month light sweet crude oil (WTI) futures contract traded on NYMEX.  The Reference Asset trades in units of 1,000 barrels and requires physical delivery of the commodity at Cushing, Oklahoma.  The contract provides for delivery of several grades of domestic and internationally traded foreign crude oil.  The Reference Asset is published by Bloomberg under the symbol CL1 <Comdty>.

Generally, for a commodity, futures contracts specifying various delivery months in the future are listed on the applicable exchange, including delivery dates as near as one or two months following the current date or three or four years following the current date.  As a futures contract for a particular delivery month approaches that month, it expires and trading in that contract terminates.  A front-month contract is the unexpired futures contract next scheduled for delivery.

For example, as of February 21, 2011, the front-month light sweet crude oil futures contract was the March 2011 contract.  Since February 22, 2011 was the last day of trading for the March 2011 contract, as of February 22, 2011, the front-month light sweet crude oil futures contract is the April 2011 contract.

The following summarizes selected specifications relating to the Reference Asset:

•	Price Quotation: U.S. dollars and cents per barrel.

•	Minimum Daily Price Fluctuation: $0.01 per barrel.

•	Maximum Daily Price Fluctuation: NYMEX rules provide for daily price fluctuation limits for the Reference Asset of $10.00 per barrel above or below the previous day’s settlement price.

•
Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month.  If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the last business day preceding the 25th calendar day.  For example, trading for the December 2010 futures contract, which is a contract for delivery of light sweet crude oil in December 2010, ended on November 19, 2010.

NYMEX is a physical commodity futures exchange, and member exchange of the CME Group Inc.  NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York.  NYMEX opened trading in the crude oil futures contract in 1983.

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end settlement prices of the Reference Asset.  The information provided in this table is for the four calendar quarters of 2008, 2009, and 2010, as well as for the period from January 1, 2011 through March 4, 2011.

We obtained the information regarding the historical performance of the Reference Asset in the table below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset.  We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

Period-Start Date	Period-End Date	High Intra-Day Price ($)	Low Intra-Day Price ($)	Period-End Settlement Price ($)
1/1/2008	3/31/2008	111.80	86.11	101.58
4/1/2008	6/30/2008	143.67	99.55	140.00
7/1/2008	9/30/2008	147.27	90.51	100.64
10/1/2008	12/31/2008	102.84	32.40	44.60

1/1/2009	3/31/2009	54.66	32.70	49.66
4/1/2009	6/30/2009	73.38	43.83	69.89
7/1/2009	9/30/2009	75.00	58.32	70.61
10/1/2009	12/31/2009	82.00	68.05	79.36

1/1/2010	3/31/2010	83.95	69.50	83.76
4/1/2010	6/30/2010	87.15	64.24	75.63
7/1/2010	9/30/2010	82.97	70.76	79.97
10/1/2010	12/31/2010	92.06	79.25	91.38

1/1/2011	3/4/2011	105.17	83.85	104.42

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Ogilvy Renault LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on the notes that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.  If the Reference Asset could be viewed as a proxy for the profit of Royal Bank of Canada, any interest paid or credited or deemed to be paid or credited on a note may be subject to Canadian non-resident withholding tax.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of certain U.S. tax considerations relating to the notes.  It does not purport to be a complete analysis of all tax considerations relating to the notes.  Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes.  This summary is based upon the law as in effect on the date of this terms supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus under “Tax Consequences – United States Taxation” and prospectus supplement under “Certain Income Tax Consequences – United States Taxation” with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  You should consult with your own tax advisor concerning the consequences of investing in and holding any particular note you propose to purchase.  The discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.  If an investor in the notes is not subject to a significant risk that it will lose a significant amount of its investment in the notes, the tax treatment of that note may differ substantially from that described in the discussion below.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the notes as pre-paid cash-settled derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.  In general, a U.S. holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument.  Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes even though that holder will not receive any payments from us prior to maturity.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because the Reference Asset periodically rolls, it is possible that the notes could be treated as a series of derivative contracts, each of which matures on the next roll date.  If the notes were properly characterized in such a manner, a holder would be treated as disposing of the notes on each roll date in return for new derivative contracts that mature on the next roll date, and a holder would accordingly likely recognize capital gain or loss on each roll date equal to the difference between the holder’s basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

It is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your notes or a portion of your notes.  If Section 1256 of the Internal Revenue Code were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes.  You would also be required to mark your notes to market at the end of each year (i.e., recognize gain or loss as if the notes or the relevant portion of the notes had been sold for fair market value).

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that are different from those described above.

For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Non-U.S. Holders.  The following discussion applies to non-U.S. holders of the notes.  A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective investors should consult their own tax advisors in this regard.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

Legislation Affecting Taxation of Notes Held by or Through Foreign Entities.  Legislation was enacted on March 18, 2010 that will, effective for payments made after December 31, 2012, impose a 30% U.S. withholding tax on “withholdable payments” made to a foreign financial institution, unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution.  In addition, unless Treasury Department regulations provide otherwise, the notes may constitute a “financial account” for these purposes.  The legislation also generally imposes a withholding tax of 30% on such payments to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.  Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.  “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income, in each case from sources within the U.S., as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the U.S.  These withholding and reporting requirements will generally apply to payments made after December 31, 2012, and if we determine withholding is appropriate with respect to the notes, we will withhold at the applicable statutory rate.  However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012.  Investors are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions.  Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank (or its affiliate) providing services to such plans.   Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans,” and with respect to which Royal Bank or any of its affiliates is a “party in interest” or a “disqualified person,” unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager,” for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b) (17) provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

RBC Capital Markets, LLC

Absolute Return Barrier Notes Linked to a Crude Oil Futures Contract, due September 28, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

Royal Bank will agree to sell to RBC Capital Markets, LLC, and RBC Capital Markets, LLC will agree to purchase from Royal Bank, the principal amount of the notes specified, at the price specified on the cover page of this terms supplement.  RBC Capital Markets, LLC intends to resell each note it purchases at the price to the public specified on the cover page.

In the future, RBC Capital Markets, LLC or one of our other affiliates may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We expect that delivery of the notes will be made against payment for the notes on or about March 31, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 28, 2011.

We may use this terms supplement in the initial sale of the notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

RBC Capital Markets, LLC